UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated April 12, 2018
Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20
Küçükyalı Ofispark
34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐          No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐          No ☒
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________
Enclosure: A press release dated April 11, 2018, regarding approval of the order issuance certificate and signing of subscription agreement.

Istanbul, April 11, 2018
Announcement Regarding Approval of the Order Issuance Certificate and Signing of Subscription Agreement

The Order Issuance Certificate for the bond issuance of an aggregate principal amount of USD 500 million with a 10 year maturity was approved by the Capital Markets Board of Turkey. The book building process of the aforementioned bond to be issued abroad was completed.

The subscription agreement of the bond issuance was signed on April 9th, 2018.

This announcement appears for information purposes only and does not constitute an offer with respect to the securities described herein, in the United States of America or elsewhere.  Such securities have not been registered with the U.S. Securities Exchange Commission and may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities in the United States will only be made by means of a duly registered prospectus.

For inquiries:
Turkcell Investor Relations
investor.relations@turkcell.com.tr
Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: April 12, 2018	By:	/s/ Zeynel Korhan Bilek
	Name:	Zeynel Korhan Bilek
	Title:	Investor Relations and Mergers & Acquisition Director

TURKCELL ILETISIM HIZMETLERI A.S.

Date: April 12, 2018	By:	/s/Bulent Aksu
	Name:	Bulent Aksu
	Title:	Finance Executive Vice President